

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 12, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ING Groep N.V., under the Exchange Act of 1934.

- 3.550% Fixed Rate Senior Notes due 2024

- 4.050% Fixed Rate Senior Notes due 2029

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.